SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: February 9, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐  Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2007

ENCANA CORPORATION
(Registrant)

	By:	/s/ Linda H. Mackid

		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
99.1	News release dated February 9, 2007 referenced as:

“EnCana advances The Bow office project”

EnCana advances The Bow office project
Sale of project secures competitive long-term lease in custom-built office space and mitigates EnCana’s development risk
CALGARY, Alberta (February 9, 2007) — EnCana Corporation (TSX, NYSE: ECA) affiliates today announced the sale of The Bow office project assets to a wholly-owned subsidiary of H&R Real Estate Investment Trust (H&R REIT) (TSX: HR.UN). The sale is effective today. As part of the transaction, EnCana, as a tenant, has signed a 25-year tenant lease agreement with H&R REIT for 100 percent of the office tower at an initial rental rate of approximately C$36.00 per square foot and has received approximately C$70 million which largely represents EnCana’s investment to date. This transaction will provide EnCana with very competitively priced class AAA, state of the art office space in the Calgary market upon the project’s completion, scheduled for 2011. EnCana has no cash obligations relating to the base construction of the building and expects to account for it as a capital lease.
EnCana transferred ownership of The Bow project’s property on portions of both the north and south blocks between 5th and 7th Avenues between Centre and 1st Street S.E. This sale also includes the development plans for the approximately 1.9 million square foot building on the north block and the 200,000 square foot development on the south block with H&R assuming all design and building contracts. Under the terms of the sale agreement, EnCana will act as a guarantor and continue to act as facilitator for up to 100,000 square feet planned for the south block, a portion of which will be utilized for cultural space.
“Two years ago, we set out to bring all of our Calgary staff, who currently work in five downtown buildings, under one roof. We assembled the land, commissioned a world-renowned architect to create an innovative design and we have led this project on a path towards bringing our company and our city a unique office tower and cultural destination. From the start, we sought to secure an attractive Calgary headquarters for our company at competitive, long-term office lease rates. Having reached a stage of the project where we have accomplished our long-term objectives, we are selling it to a leading office developer with extensive experience building and managing commercial real estate. We expect to realize significant benefits when we occupy the new building,” said John Brannan, EnCana’s building project executive lead.
The purchaser, H&R REIT is an open-ended real estate investment trust, which owns a North American portfolio of 34 office, 115 industrial and 143 retail properties comprising 41 million square feet, with a net book value of $4.5 billion.
RBC Capital Markets Real Estate Group Inc. acted as exclusive advisor to EnCana on this transaction.
Concept drawings of the office complex are posted on EnCana’s website, www.encana.com.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA. For more information, go to www.encana.com.

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ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to statements relating to the Company’s proposed new office tower, including: benefits which may be achieved therefrom; its projected completion date; and the expected accounting treatment of the lease. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: product supply and demand; market competition; risks associated with construction projects and the availability of labour and material, and the transportation thereof; weather risks; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Sheila McIntosh	Alan Boras
Executive Vice-President, Corporate Communications	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne	Almas Kassam
Manager, Investor Relations	Analyst, Media Relations
(403) 645-4737	(403) 645-4716
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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